

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Joseph Hooker
Interim Chief Executive Officer and President
NeuroBo Pharmaceuticals, Inc.
200 Berkeley Street, Office 19th Floor
Boston, Massachusetts, 02116

      Re: NeuroBo Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed January 23, 2023
          File No. 333-269365

Dear Joseph Hooker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Phillip D. Torrence